July 19, 2012

Amy M. Geddes, CPA
Division of Corporation Finance
United States Securities and Exchange Commission
100 F St. N.E.
Washington, DC 20549-3561

Re:	Sibling Entertainment Group Holdings, Inc.

Dear Ms. Geddes:

We are counsel to Sibling Entertainment Group Holdings, Inc. (“SIBE” or the “Company”).

We are responding to your comment letter dated July 12, 2012 (the “July 12 Letter”) to provide additional facts to clarify that SIBE’s delinquent filing of Form 10-K for year ended December 31, 2011 (the “10-K”) did not result from ineffective disclosure controls and procedures.

Our involvement with SIBE relates back to December 30, 2010, when the current management team assumed control of SIBE in a reverse merger. At the time of the transaction, SIBE was not current in its SEC reporting obligations.

The new management team elected to keep SIBE’s then existing audit firm, RRBB, in place and put together a plan to bring SIBE current in its required annual and quarterly reports. Based upon conversations with RRBB, SIBE anticipated a fixed cost and a time frame of 90 days for completion of the audits and quarterly reports for the years ended December 31, 2009 and 2010. As it turned out, that work was not completed until November 2011, eight months late, with a cost overrun of more than 100%.

In December 2011 and January 2012, SIBE’s management investigated the reasons for the delays and the cost overrun in the audit project. SIBE’s management determined the delay was attributable to: delay in access of materials from the prior management team; SIBE’s CFO allocated insufficient time to this task, relative to the schedule and his commitments outside the Company; and RRBB did not place the schedule at the highest priority, given the size of the Company relative to other clients.

With this background, and though no decision had been made to switch audit firms, the Board began exploratory interviews with potential replacement auditors in January and February 2012. The Company requested and the CFO tendered his resignation in February 2012. The Company’s CEO also stepped down, recognizing that his time commitment to the Company, relative to his other commitments, including a teaching schedule, had adversely impacted his performance as CEO.

On March 1, 2012, the Board of Directors formally engaged Sherb & Co., LLP to audit the year ended December 31, 2011, and began a search for a new CFO. The Board determined that there was insufficient time to recruit and hire a new CFO before the filing deadline for the 10-K, so SIBE retained, on a consulting basis, the services of a qualified consultant accountant familiar with the SEC reporting and accounting requirements. He was active in the preparation of the Form 10Q for the quarter ended March 31, 2012, and has taken over records management and the accounting function with satisfactory results. SIBE intends to reactivate its search for a CFO in the third quarter.

Amy Geddes, CPA
July 19, 2012

Sherb & Co., LLP completed the audit for the year ended December 31, 2011 with adequate time to file the 10-K by the March 30, 2012 filing deadline. A proposed settlement of the billing dispute with the former auditors fell through three (3) days before the 10-K was due, and the former auditors refused to allow their audit opinion for the year ended December 31, 2010 to be included in the 10-K.

SIBE engaged Sherb & Co., LLP to re-audit the 2010 financial statements. The 2010 audit was completed by Sherb & Co., LLP and the 10-K was filed April 20, 2012. SIBE’s management provided full support and supplied all documentation quickly and accurately to satisfy all Sherb & Co., LLP’s requests. April 20, 2012 was the earliest possible completion date for the audit given the other client commitments of the auditor.

We believe SIBE’s disclosure on the 12(b)(25) was correct, in that SIBE could not complete its filing, including the referenced MD&A, until the 2010 financials had be re-audited by Sherb. The only reason that the 10-K was not timely filed was the in ability of SIBE to resolve the billing dispute with RRBB which required a re-audit the year ended December 31, 2010.

While SIBE believes that the rapid completion of the 2010 re-audit is the best indication that any issue with disclosure controls and procedures which existed at December 31, 2011 had been resolved, in order to resolve current staff comments, the Company proposes to state in Item 9A that its disclosure controls are ineffective.

We propose that the disclosure regarding disclosure controls in the 10-K be amended as follows:

ITEM 9A. CONTROLS AND PROCEDURES

Management’s Report on Internal Controls over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, (iii) receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iv) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the interim or annual financial statements.

Amy Geddes, CPA
July 19, 2012

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2011 based on the framework established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and identified what we believe to be material weaknesses.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified during our annual audit for 2011 were (i) lack of segregation of duties, (ii) lack of sufficient resources to ensure compliance with GAAP and the rule and regulations of the SEC, especially with regards to equity based transactions and tax accounting expertise, and (iii) inadequate security over information technology. These control deficiencies resulted in audit adjustments to the Company’s 2011 annual financial statements. Accordingly, management has determined that these control deficiencies constitute material weaknesses.

Because of these material weaknesses, management concluded that the Company did not maintain effective internal control over financial reporting as of December 31, 2011.

We believe that the material weaknesses as reported will eventually be fully remediated, upon being properly capitalized to hire the proper personnel for segregation of duties and with appropriate knowledge of SEC and GAAP accounting.

Management’s Report on Disclosure Controls and Procedures

The Company’s management has identified what it believes are deficiencies in the Company’s disclosure controls and procedures. The deficiencies in our disclosure controls and procedures included (i) lack of segregation of duties and (ii) lack of sufficient resources to ensure that information required to be disclosed by the Company in the reports that the Company files or submits to the SEC are recorded, processed, summarized, and reported, within the time periods specified in the SEC's rules and forms.

The Company intends to take corrective action to ensure that information required to be disclosed by the Company pursuant to the reports that the Company files or submits to the SEC is accumulated and communicated to the Company's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure. As a result of the deficiencies in the Company’s disclosure controls and procedures, management has concluded that the Company’s disclosure controls and procedures are not effective.

Amy Geddes, CPA
July 19, 2012

Changes in Internal Control over Financial Reporting.

There have been no changes in our internal control over financial reporting during our fourth fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

* * *

On behalf of SIBE, we affirm that:

  SIBE is responsible for the adequacy and accuracy of the disclosure in the filing;

  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  SIBE may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you need further information regarding this filing, please contact me at (404) 812-3111 at your earliest convenience.

Very truly yours,

/s/ Gerardo M. Balboni II
Gerardo M. Balboni II

GMB:gmbii

Cc: Tetyana (Tonya) Aldave